                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                       (Amendment No._________________)*


                               Cable Michigan, Inc.
                         ----------------------------
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
                -----------------------------------------------
                        (Title of Class of Securities)

                                   12685T103
                           -------------------------
                                (CUSIP Number)

                                                       Copy to:
   Peni Garber                                         Jill Sugar Factor
   ABRY Partners, Inc.                                 Kirkland & Ellis
   18 Newbury Street                                   200 E. Randolph Drive
   Boston, Massachusetts                               Chicago, Illinois 60601
   617/859-2959                                        312/861-2000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 3, 1998
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 16 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.12685T103                                       PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avalon Cable of Michigan Holdings Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,330,121 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,330,121 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 12685T103                                      PAGES 3 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Avalon Cable Holdings, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,330,121 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,330,121 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 12685T103                                       PAGE 4 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ABRY Broadcast Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,330,121 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,330,121 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 12685T103                                      PAGE 5 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ABRY Equity Investors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,330,121 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,330,121 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 12685T103                                      PAGE 6 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ARBY Holdings III, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,330,121 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,330,121 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 1685T103                                       PAGE 7 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Royce Yudkoff
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,330,121 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,330,121 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      48.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

     The name of the issuer is Cable Michigan, Inc. (the "Issuer").  The address
                                                          ------
of the Issuer's offices is 105 Carnegie Center, Princeton, New Jersey 08540. This Schedule 13D Statement (this "Statement") relates to the Issuer's common
                                   ---------
stock, par value $1.00 per share (the "Common Stock").
                                       ------------

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     This Statement is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as
 ----------
amended (the "Exchange Act"):  (i) Avalon Cable of Michigan Holdings Inc., a
              ------------
Delaware corporation ("Buyer"), by virtue of its indirect beneficial ownership
                       -----
of the shares of the Common Stock covered by this Statement; (ii) Avalon Cable Holdings, L.L.C., a Delaware limited liability company ("Avalon LLC"), by virtue
                                                         ----------
of it being a controlling shareholder of Buyer; (iii) ABRY Broadcast Partners III, L.P., a Delaware limited partnership (the "Fund"), by virtue of it being
                                                ----
the controlling member of Avalon LLC; (iv) ABRY Equity Investors, L.P., a Delaware limited partnership ("AEI"), by virtue of it being the general partner
                               ---
of the Fund; (v) ABRY Holdings III, Inc., a Delaware corporation ("ABRY Inc."),
                                                                   ---------
by virtue of it being the general partner of AEI; and (vi) Royce Yudkoff, an individual resident of the State of Massachusetts ("Yudkoff"), by virtue of
                                                    -------
being the controlling shareholder of ABRY Inc. Buyer, Avalon LLC, the Fund, AEI, ABRY Inc. and Yudkoff are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Fund, AEI
 ----------------                           -----------------
and ABRY Inc. are sometimes referred to herein collectively as the "ABRY
                                                                    ----
Entities."
--------

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons and the other party to the Voting Agreement (as defined in Item 4) may also be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of Buyer, Avalon LLC and ABRY Inc. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     Buyer is a holding company that was formed to invest in the Issuer and other cable television businesses that primarily serve residential customers. The address of the principal business and principal office of Buyer is c/o ABRY Partners, Inc., 18 Newbury Street, Boston, Massachusetts 02116.

                              Page 8 of 16 Pages

     Avalon LLC is a holding company that was formed to invest in the Buyer and other cable television businesses that primarily serve residential customers. The address of the principal business and principal office of Avalon LLC is 201 East 69th Street, Penthouse G, New York, NY 10021.

     The principal business of each of the ABRY Entities is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The address of the principal business and principal office of each of the ABRY Entities is c/o ABRY Partners, Inc., 18 Newbury Street, Boston, Massachusetts 02116.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     On June 3, 1998, Buyer, Avalon Cable of Michigan Inc., a Delaware corporation and a wholly owned subsidiary of Buyer ("Merger Sub"), and the
                                                     ----------
Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement")
                                                          ----------------
pursuant to which Buyer will acquire the Issuer. As a condition to and in consideration of the promises and covenants set forth in the Merger Agreement, Buyer and Level 3 Telecom Holdings, Inc., a Delaware corporation ("LTTH"),
                                                                   ----
entered into a Voting Agreement, dated as of June 3, 1998 (the "Voting
                                                                ------
Agreement"), pursuant to which LTTH has agreed to vote the shares of Common Stock owned by it (i) in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combinations of or by the Issuer or any of its subsidiaries other than the transactions in the Merger Agreement or any other action or agreement that would result in a breach of any obligation or agreement to the Issuer under the Merger Agreement or that would result in any of the conditions to the obligations of the Issuer under the Merger Agreement not being fulfilled, and (iii) in favor of any matter relating to the consummation of the transactions contemplated in the Merger Agreement. LTTH has represented and warranted to Buyer that it owns the 3,330,121 shares of Common Stock which are subject to the Voting Agreement (the "Shares") free and
                                                             ------
clear of all Liens (as defined in the Voting Agreement). The Voting Agreement terminates on the earliest to occur of (i) the date of the consummation of the Merger, (ii) June 3, 1999, and (iii) the date of the termination of the Merger Agreement.

     Copies of the Merger Agreement and the Voting Agreement are attached hereto as Exhibit A and Exhibit B, respectively, and are incorporated herein by reference.

                              Page 9 of 16 Pages

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of
 ------
Buyer. In the Merger, each issued and outstanding share of Common Stock (excluding shares of Common Stock held by Buyer or Merger Sub or any direct or indirect subsidiary of Buyer or Merger Sub and shares of Common Stock owned by stockholders of the Issuer who properly exercise dissenters' rights) will be converted into the right to receive $40.50 per share of Common Stock in cash, subject to certain possible closing adjustments. The Merger is subject to a number of other conditions, including, but not limited to, regulatory approval and approval by the stockholders of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     Buyer may be deemed to be the beneficial owner of the Shares by virtue of the Voting Agreement. Such beneficial ownership would represent approximately 48.3% of the Common Stock issued and outstanding at June 3, 1998.

     As of June 3, 1998, Avalon LLC owns all of the outstanding equity interests of Buyer and, as such, exercises voting control over Buyer. Consequently, by virtue of the voting control exercised by Avalon LLC as the controlling shareholder of Buyer, Avalon LLC may be deemed to beneficially own the Shares. By virtue of the relationship between Avalon LLC and the Fund described in Item 2, the Fund may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by Avalon LLC. By virtue of the relationship between the Fund and AEI described in Item 2, AEI may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by the Fund, and, by virtue of the relationship between the Fund, AEI and ABRY Inc. described in Item 2, ABRY Inc. may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by the Fund.

     As of June 3, 1998, Yudkoff owns all of the outstanding equity interests of ABRY Inc. and, as such, exercises voting control over ABRY Inc. By virtue of the voting control exercised by Yudkoff over ABRY Inc., Yudkoff may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by ABRY Inc.

     The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that such person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

     All such ownership percentages of the Common Stock reported herein are based on the representation of the Issuer to the Reporting Persons that, as of May 31, 1998, there were 6,896,342

                              Page 10 of 16 Pages
shares of Common Stock issued and outstanding and reported herein to the best knowledge and belief of the Reporting Persons.

     Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement has effected any transactions in the Common Stock during the past 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

     Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement which is incorporated by reference in response to this Item.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit A:     Agreement and Plan of Merger, dated as of June 3, 1998,
                         by and among Issuer, Buyer and Merger Sub.

          Exhibit B:     Voting Agreement, dated as of June 3, 1998, by and
                         between Issuer, LTTH and Buyer.

          Exhibit C:     Agreement of Joint Filing, dated as of June 12, 1998,
                         among Buyer, Avalon LLC, the Fund, AEI, ABRY Inc and
                         Yudkoff.

                              Page 11 of 16 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 12, 1998

                         AVALON CABLE OF MICHIGAN HOLDINGS INC.


                         By:       /s/ Peggy Koenig
                              ----------------------------------------
                         Print Name:  Peggy Koenig
                         Its:  President


                         AVALON CABLE HOLDINGS, L.L.C.

                              By:  ABRY BROADCAST PARTNERS III, L.P.,
                                   a Member

                              By:  ABRY EQUITY INVESTORS, L.P.,
                                   its General Partner

                              By:  ABRY HOLDINGS III, INC., its General Partner


                              By:       /s/ Peni Garber
                                   -----------------------------------
                              Print Name:  Peni Garber
                              Its:  Secretary


                         ABRY BROADCAST PARTNERS III, L.P.

                              By:  ABRY EQUITY INVESTORS, L.P.,
                                   its General Partner

                              By:  ABRY HOLDINGS III, INC., its General Partner


                              By:       /s/ Peni Garber
                                   -----------------------------------
                              Print Name:  Peni Garber
                              Its:  Secretary

                              Page 12 of 16 Pages

                         ABRY EQUITY INVESTORS, L.P.

                              By:  ABRY HOLDINGS III, INC., its General Partner


                              By:       /s/ Peni Garber
                                   -----------------------------------
                              Print Name:  Peni Garber
                              Its:  Secretary


                         ABRY HOLDINGS III, INC.,


                         By:       /s/ Peni Garber
                              ----------------------------------------
                         Print Name:  Peni Garber
                         Its:  Secretary


                                        /s/ Royce Yudkoff
                         ----------------------------------------
                                        ROYCE YUDKOFF

                              Page 13 of 16 Pages

                                  SCHEDULE A
                                  ----------

          The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of Avalon Cable of Michigan Holdings Inc. ("Buyer"). Each such person is a citizen of the United States.

NAME                BUSINESS ADDRESS         PRINCIPAL OCCUPATION
----                ----------------         --------------------
Peggy Koenig        18 Newbury Street        President, Secretary and Sole
                    Boston, MA  02116        Director of Buyer and Principal of
                                             ABRY Partners, Inc.

                              Page 14 of 16 Pages

                            ----------------------

          The following table sets forth the names, addresses and principal occupations of the executive officers of Avalon Cable Holdings, L.L.C. ("Avalon LLC"). Each such person is a citizen of the United States.

NAME                               BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----                               ----------------              --------------------
David Unger                        201 East 69th Street          Chairman and Chief
                                   Penthouse G                   Executive Officer of Avalon
                                   New York, NY 10021            LLC

Joel Cohen                         201 East 69th Street          President, Chief Operating
                                   Penthouse G                   Officer and Secretary
                                   New York, NY  10021           of Avalon LLC

                              Page 15 of 16 Pages

                            ----------------------

          The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of ABRY Holdings III, Inc. ("ABRY Inc."). Each such person is a citizen of the United States.

NAME                BUSINESS ADDRESS         PRINCIPAL OCCUPATION
----                ----------------         --------------------
Royce Yudkoff       18 Newbury Street        President, Director and Sole
                    Boston, MA  02116        Shareholder of ABRY Inc.

Peni Garber         18 Newbury Street        Secretary and Director of ABRY
                    Boston, MA  02116        Inc.

                              Page 16 of 16 Pages